Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89094

                    Sandalwood Lodging Investment Corporation

      This Supplement is part of, and should be read in conjunction with, the Prospectus, dated November 6, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus, unless otherwise stated herein. Information in this Supplement is provided as of December 20, 2002 and should be read carefully and considered in connection with your review of the Prospectus.

                             STATUS OF THE OFFERING

      We commenced our offering of shares of common stock on November 6, 2002. Sandalwood has received a conditional commitment from the American Stock Exchange to list its common stock following the initial closing of the offering.

                               RECENT DEVELOPMENTS

      On December 6, 2002, we entered into a strategic relationship with Barcelo Crestline Corporation ("Barcelo Crestline"), one of the 20 largest independent hotel management companies in the United States. This relationship provides Sandalwood with a number of important strategic benefits, including

      o A long-term relationship with an established and reputable hotel management company;

      o A $3 million commitment to purchase shares of common stock in Sandalwood by Barceio Crestline;

      o The benefits of Barcelo Crestline's extensive experience, contacts and market knowledge in the lodging industry;

      o Acquisition advisory services on potential hotel acquisitions, including but not limited to, market and feasibility analysis, due diligence and property sourcing referrals, through Barcelo Crestline's development and acquisition department;

      o Referral of acquisition opportunities which may be assigned to Sandalwood by Barcelo Crestline;

      o A pre-negotiated form of hotel management agreement to reduce the time and expense of securing a manager upon acquisition of a hotel; and

      o Potential other organizational resources sharing between Sandalwood and Barcelo Crestline.

December 20, 2002                              Prospectus Dated November 6, 2002


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      The entitlements to Sandalwood under the agreements include:

      o     Provision of quality hotel management services;

      o A $3 million investment by Barcelo Crestline in Sandalwood, which is subject to transfer restrictions (as described below);

      o     Access to acquisition advisory services; and

      o     Up to $1 million of up-front risk capital.

      In return, Sandalwood has agreed to give Barcelo Crestline:

      o A right of first refusal to manage certain of Sandalwood's acquired hotels;

      o     Payment of a $200,000 acquisition services fee annually; and

      o     150,000 shares of Sandalwood common stock.

BARCELO CRESTLINE CORPORATION

      Barcelo Crestline is a Maryland corporation headquartered in McLean, Virginia and a subsidiary of Barcelo Corporacion Empresarial, S.A., a Spanish corporation ("Barcelo Empresarial"). Barcelo Crestline was formed in 1998 as Crestline Capital Corporation, a New York Stock Exchange-listed company which was spun-off by Host Marriott Corporation to its shareholders. In June 2002, Barcelo Crestline was acquired by Barcelo Empresarial through a merger with one of Barcelo Empresarial's subsidiaries. Barcelo Crestline was the surviving corporation in the merger and as a result of the merger is now a private company. Barcelo Crestline's six senior executives average over 20 years of hospitality industry experience and served in senior management capacities with Host Marriott, Marriott Corporation and Marriott International prior to Crestline Capital's 1998 spin-off from Host Marriott.

      Barcelo Crestline operates in the lodging industry through the management, leasing and ownership of hotels. Barcelo Crestline is engaged in third-party hotel management through its wholly owned subsidiary, Crestline Hotels & Resorts, and currently manages or has agreements to manage 29 hotels, resorts and conference/convention centers with nearly 7,000 rooms located in 12 states and the District of Columbia. Hotels managed by Crestline Hotels & Resorts are in the upscale full-service and moderate-priced and extended-stay limited-service segments of the lodging industry. Its managed hotels are operated under such franchises as Marriott, Hilton, Sheraton, Renaissance, Courtyard by Marriott, Residence Inn and Holiday Inn. Barcelo Empresarial is a Spanish corporation headquartered in Palma de Mallorca, Spain. Barcelo Empresarial is 100% owned by the Barcelo family and has been run by three generations of family members. As of December 2002 Barcelo Empresarial and its affiliates owned, managed and leased over 140 hotels in 16 countries across four continents, including 43 hotels in the United States.

AGREEMENTS WITH BARCELO CRESTLINE

      We have entered into three significant agreements with Barcelo Crestline, as follows:

Right of First Refusal and Services Agreement (the "Agreement")

      Right of First Refusal to Provide Management Services. This Agreement sets out the specific rights, obligations and mechanics of Barcelo Crestline's right of first refusal to provide management


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services to Sandalwood. Specifically, Sandalwood is obligated to provide Barcelo
Crestline with the right to operate hotels that Sandalwood acquires where the existing manager of the hotel may be terminated:

      o     immediately by Sandalwood without payment of a termination fee;

      o immediately or within three years of acquisition by Sandalwood with a payment of a termination fee equal to or less than 150% of the annual management fee paid to the existing manager; or

      o immediately or within three years of acquisition by Sandalwood with the payment of a termination fee greater than 150% of the annual management fee paid to the existing manager if either Barcelo Crestline or Sandalwood agrees to pay the amount by which the termination fee payable to the existing manager exceeds 150% of such annual management fee.

      Each hotel meeting the requirements mentioned above is referred to as a "Qualifying Hotel." If Barcelo Crestline accepts an offer from Sandalwood to provide management services, Barcelo Crestline and Sandalwood will enter into a management agreement substantially in the form set out in the Form of Management Agreement described below.

      Sandalwood is obligated to provide the right of first refusal to Barcelo Crestline until Sandalwood has provided Barcelo Crestline with the right to provide management services for Qualifying Hotels up to a value of $100 million of investment in such qualifying hotels. After that investment commitment is fulfilled, Sandalwood will provide Barcelo Crestline with the right of first refusal to provide management services on every second hotel it acquires that meets the requirements of a Qualifying Hotel ("Additional Hotel Properties"), up to an additional $75 million of investment.

      If Barcelo Crestline accepts an offer to provide management services for an Additional Hotel Property, then Barcelo Crestline will invest at least 5% of the required equity capital, ratably with Sandalwood, in the ownership entity that owns such Additional Hotel Property, and Barcelo Crestline and Sandalwood will make reasonable good faith efforts to execute a joint venture agreement or similar commercial arrangement for such Additional Hotel Property. If Barcelo Crestline and Sandalwood are unable to reach agreement within 30 days of Barcelo Crestline's acceptance of the offer to provide management services, then Sandalwood's offer to provide management services or Barcelo Crestline's acceptance of such offer may be withdrawn at the election of the relevant party.

      Sandalwood has agreed to reserve the greater of 40% of the net proceeds available for investment from this offering or $19 million for six months after the initial closing of this offering solely for the purpose of acquiring Qualifying Hotels.

      The Agreement sets out a variety of specific mechanisms for making the offers to Barcelo Crestline. It further sets out specific rules and requirements for when certain offers may or may not be counted towards the $100 million of investment and additional $75 million of investment described above.

     Investment in Sandalwood by Barcelo Crestline. In exchange for the right of first refusal, Barcelo Crestline has agreed to purchase $3 million (150,000 shares) of Sandalwood common stock in this offering. The specific terms and conditions of this investment are set out in the Agreement and the Stock Purchase and Rights Agreement described below.

      Barcelo Crestline has also agreed to pay 40% of Sandalwood REIT's initial closing expenses (up



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to $1,000,000) to the Advisor (the "Barcelo Crestline Advances"), which includes all organization, offering and marketing expenses related to this offering. In addition to the Barcelo Crestline Advances, prior to the initial closing of this offering, Barcelo Crestline will contribute, as part of its investment, 40% of the expenses (up to $100,000) associated with the acquisition of qualifying hotels it agrees to manage (the "Barcelo Crestline Due Diligence Fee") (the Barcelo Crestline Advances and the Barcelo Crestline Due Diligence Fee together are referred to as the "Aggregate Advances").

      If the initial closing of this offering occurs, the Barcelo Crestline Advances will not be repaid, but will be held by Sandalwood as payment towards Barcelo Crestline's purchase of $3 million of Sandalwood common stock in this offering. If the initial closing does not occur, Sandalwood shall have no obligation to refund any portion of the Aggregate Advances, to convert any portion of Aggregate Advances into shares of Sandalwood common stock, or to otherwise compensate Barcelo Crestline for the Aggregate Advances, and Barcelo Crestline shall have no further obligations to Sandalwood.

      Acquisition Advisory Services. Barcelo Crestline has also agreed to provide certain acquisition advisory services to Sandalwood. Specifically, Barcelo Crestline will assist in market and feasibility analysis and other related due diligence for Qualifying Hotels that may be acquired by Sandalwood. Barcelo Crestline will also inform Sandalwood and the Advisor of prospective acquisitions of hotels meeting Sandalwood's investment criteria, as set forth in the Prospectus, which come to Barcelo Crestline's attention. The acquisition services shall be provided in exchange for an annual payment of $200,000 payable in monthly installments.

      After the initial closing of this offering, Barcelo Crestline will also provide Sandalwood with a right of first refusal to purchase certain hotel properties where all of the following occur: (1) Barcelo Crestline has the contractual right to purchase such hotel; (2) Barcelo Crestline has decided not to purchase such hotel; (3) Barcelo Crestline has the right to assign such purchase right to Sandalwood or an affiliate of Sandalwood; and (4) Barcelo Crestline has received appropriate indemnities from Sandalwood in connection with such assignment.

      Use of Barcelo Crestline Name, Logo and Information. The Agreement provides also that, pursuant to a Trademark License Agreement, Sandalwood may use Barcelo Crestline's name and logo on Sandalwood's website to promote Barcelo Crestline as a potential manager of its hotels, in marketing materials used to promote Sandalwood, and in trade journals, advertising and similar marketing materials to promote Sandalwood. The specific details of this arrangement are set out in the Trademark License Agreement.

      Indemnification. Sandalwood will indemnify Barcelo Crestline against certain liabilities, including liabilities under the Securities Act of 1933. Similarly, Barcelo Crestline will indemnify Sandalwood against certain liabilities, including liabilities under the Securities Act of 1933.

Form of Management Agreement

      Upon the purchase by Sandalwood of a qualifying hotel and acceptance by Barcelo Crestline of the right of first refusal, pursuant to the Form of Management Agreement, Sandalwood will employ an affiliate of Barcelo Crestline as the management company (the "Barcelo Crestline Management Company") to act as the exclusive agent to supervise, direct and control management and operations of a hotel for 10 years after the date on which the Barcelo Crestline Management Company commences operating the hotel. The Barcelo Crestline Management Company will be responsible for managing and operating all activities of the hotel. Sandalwood will be responsible for paying pre-opening expenses in accordance with the pre-opening budget approved by Sandalwood.


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      Term. The initial term of the management agreement will be for 10 years after the date upon which the Barcelo Crestline Management Company commences operating the hotel. Unless terminated, the management agreement will automatically extend for two successive five year terms. To terminate the management agreement, either party must provide written notice of termination at least 90 days prior to the end of the then-current term.

      Performance Termination. Sandalwood may terminate the management agreement if the hotel:

      o fails to achieve operating profit equal to 90% of the operating profit estimated in the approved annual operating projections in each of two consecutive fiscal years; and

      o fails to maintain its fair market share of revenue per available room compared to the hotel's specified competitors during each of such two consecutive fiscal years, as reported by Smith Travel Research (or similar reporting service).

The Barcelo Crestline Management Company may cure any such failures by paying Sandalwood the difference between the operating profit of such fiscal year and the profit minimum within 60 days after the end of such fiscal year.

      Compensation. The Barcelo Crestline Management Company will be paid a periodic base management fee in the amount of 3% of gross revenue for each month (4% for a hotel with less than 250 rooms). The Barcelo Crestline Management Company shall also be paid at the end of each fiscal year an incentive fee equal to 15% of the amount of operating profit for such fiscal year which exceeds Sandalwood's priority amount. If the distributions have not exceeded Sandalwood's priority amount, the Barcelo Crestline Management Company is not entitled to an incentive fee.

      Sandalwood's Priority Amount. Each year during the term of a management agreement, prior to paying any incentive fee to the management company, Sandalwood will receive an amount equal to (i) 12% of its equity investment in the hotel, plus (ii) annual, regularly-scheduled principal and interest payments on any qualified loan (excluding balloon payments) secured by the hotel (provided that the amortization period for such loan is not less than 20 years), plus (iii) annual ground lease rental or additional rental payments made by Sandalwood pursuant to any ground lease in connection with the hotel.

      Working Capital. Sandalwood will provide the Barcelo Crestline Management Company funds necessary to supply the hotel with working capital and inventories. At all times this working capital will remain the property of Sandalwood and the Barcelo Crestline Management Company will not have any claim to such capital.

      Termination of Management Agreement Upon a Sale of the Hotel. Under certain conditions upon a sale of the hotel, if such sale does not reduce or affect (i) the then-current levels of working capital, (ii) the then-current amount deposited in the reserve, or (iii) any of the operating accounts, a management agreement may be terminated as follows:

      o If Sandalwood receives a bona fide written offer to enter into a sale of the hotel, Sandalwood must provide the Barcelo Crestline Management Company 30 days notice disclosing the name of the prospective purchaser and other appropriate information. The buyer of the hotel shall assume all of Sandalwood's obligations under the management agreement.

      o In addition to the above, a hotel may be sold on or after five years following the date


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            upon which the Barcelo Crestline Management Company commences operating the hotel if Sandalwood pays the Barcelo Crestline Management Company a sale termination fee. If the hotel is sold between the fifth and seventh anniversaries of the commencement of the management agreement, the sale termination fee will be equal to two (2) times the sum of the base and incentive fees during the most recent 12 months; if the hotel is sold after the seventh anniversary and before the ninth anniversary, the sale termination fee will be equal to one and a half (1 1/2) times the sum of the base and incentive fees during the most recent 12 months; and if the hotel is sold after the ninth anniversary through the end of the initial term, the sale termination fee will be equal to one (1) times the sum of the base and incentive fees during the most recent 12 months. No sale termination fee is due for any sale during a renewal term.

      Other Terminations of Management Agreement. The management agreement also may be terminated if the hotel is demolished. If the hotel is to be demolished, Sandalwood must provide the Barcelo Crestline Management Company written notice that the management agreement is terminated upon the demolition of the hotel and the termination will be effective 90 days following the Barcelo Crestline Management Company's receipt of such notice.

The Stock Purchase and Rights Agreement

     Barcelo Crestline has agreed to purchase $3 million (150,000 shares) of Sandalwood's common stock in this offering. The Barcelo Crestline shares will contain a restrictive legend which limits resale of these shares except as provided in the section below entitled "Transfer of Purchased Shares; Restrictions."

      Conditions. In addition to any conditions already satisfied, there are a number of conditions that must be satisfied prior to Barcelo Crestline having the obligation to deposit its funds into the escrow account, including that:

      o We receive deposits held in an escrow account for the purchase of at least $48 million of our common stock; and

      o     There is no breach of any material obligations.

One additional condition, which has already been satisfied, related to listing of our common stock. Sandalwood has received a conditional commitment from the American Stock Exchange to list its common stock following the initial closing of the offering.

      If we fail to fulfill all of the conditions to close, Barcelo Crestline will not be obligated to purchase shares in this offering or complete the transaction contemplated by the parties.

      Transfer of Purchased Shares; Restrictions. Under the terms of the Stock Purchase and Rights Agreement, Barcelo Crestline may not sell, pledge, encumber or otherwise transfer any shares of Sandalwood common stock it beneficially owns unless certain conditions are fulfilled. Those conditions are:

      o management services for $100 million of qualifying hotels have been offered to Barcelo Crestline; and

      o trading of Sandalwood's common stock reaches (in the aggregate) during any consecutive 90-day period a volume that is equal to or greater than six percent (6%) of


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            Sandalwood's average daily number of total outstanding shares during such consecutive 90-day period.

      If management services for $100 million of qualifying hotels are not offered to Barcelo Crestline within two years of the initial closing of this offering, then Barcelo Crestline may transfer any or all of its shares subject to the following limitations:

      o if Sandalwood has not made qualifying offers of at least $50 million in Qualifying Hotels, Barcelo Crestline may sell any or all of its shares or demand that Sandalwood repurchase any or all of its shares at the market price on the day the repurchase demand is made; and

      o if Sandalwood has made qualifying offers for more than $50 million in qualifying hotels, but less than $100 million, Barcelo Crestline may sell or demand that Sandalwood repurchase a pro rata amount of its shares based on the amount equal to $100 million less the amount of qualifying offers made to Barcelo Crestline, at the market price on the day the repurchase demand is made.

      Barcelo Crestline may sell or otherwise transfer its shares to its subsidiaries and affiliates.